Exhibit 3(ii)

Amendment to Bylaws

Article Four, Section A. Election and Term of Office, is revised to read as follows:
Section A. Election and Term of Office.  The officers of the corporation shall be elected by the board of directors at the regular annual meeting of the board, unless the board shall otherwise determine, and shall consist of a chairman of the board of directors, if so designated as an officer by the board, a chief executive officer, a president, one or more vice presidents (any one or more of whom may be designated "corporate," "group," or other functionally described vice president), a corporate secretary, a treasurer, a controller, and may include a vice-chairman of the board of directors.  The board of directors may, from time to time, designate a chief operating officer and a chief financial officer from among the officers of the corporation.  At any one time a person may hold more than one office of the corporation.  Only the chairman and any vice-chairman of the board must be a director of the corporation.  Each officer shall continue in office until his successor shall have been duly elected and qualified or until removed with or without cause by the board of directors.  Vacancies in any of such offices may be filled for the unexpired portion of the term by the board of directors.
Article Four, Sub-Section H(7) is deleted.